1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

May 29, 2009

VIA EDGAR

Brion Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)

File Nos. 33-12113, 811-05028

Dear Mr. Thompson:

In a May 18, 2009 telephone conversation, you requested that the Registrant submit written correspondence describing certain proposed disclosure changes to Pre-Effective Amendment No. 153 to its registration statement on Form N-1A, as filed April 13, 2009 (“PEA 153”), to register Institutional Class, Administrative Class, Class A, Class C, and Class D shares of the PIMCO Muni GO Fund (the “Fund”), a new series of the Registrant. The Registrant intends to incorporate the revised disclosure described below in a future amendment to its registration statement, to be filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended, on or before June 29, 2009 (“Future Amendment”).

The Registrant has changed the name of the Fund to “PIMCO MuniGO Fund” (the “New Name”) and the New Name will be reflected throughout the Future Amendment, as applicable. Furthermore, PEA 153 contained disclosure in the first paragraph of the “Principal Investments and Strategies” section of each of the Fund’s prospectuses stating:

The Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in debt securities whose interest is, in the opinion of bond counsel for the issuer at the time of issuance, exempt from federal income tax (“Municipal Bonds”) comprising state, county and city general obligations. The Fund may invest up to 20% of its net assets in pre-refunded Municipal Bonds, U.S. Treasury securities and money market instruments.

The Registrant intends to revise this prospectus disclosure in the Future Amendment to read as follows:

US    Austin    Boston    Charlotte    Hartford    New York    Newport Beach    Philadelphia    Princeton    San Francisco    Silicon Valley    Washington DC

EUROPE    Brussels    London    Luxembourg    Munich    Paris    ASIA    Beijing     Hong Kong

Brion Thompson May 29, 2009 Page 2

The Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in debt securities whose interest is, in the opinion of bond counsel for the issuer at the time of issuance, exempt from federal income tax (“Municipal Bonds”). The Fund’s Municipal Bond investments will primarily consist of state, county and city general obligation and pre-refunded Municipal Bonds. The Fund may also invest in U.S. Treasury securities and money market instruments.

The Registrant will incorporate corresponding disclosure changes throughout the Future Amendment, as needed, to reflect the New Name and revised prospectus disclosure summarized above.

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Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	J. Stephen King, Jr.

Joshua D. Ratner

Audrey L. Cheng